                                                  OMB APPROVAL

                                             OMB NUMBER:  3235-0145
                                             EXPIRES:  OCTOBER 31, 1997
                                             ESTIMATED AVERAGE BURDEN
                                             HOURS PER FORM........14.90



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                            MAI SYSTEMS CORPORATION
                            -----------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  552620 20 5
                                  -----------
                                 (CUSIP NUMBER)

          MARC N. BELL, C/O BROOKE GROUP LTD., 100 S.E. SECOND STREET,
          ------------------------------------------------------------
                         MIAMI, FL 33131 (305) 579-8000
                         ------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               February 22, 1996
                             --------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552620 20 5                 SCHEDULE 13D             PAGE 2 OF 4 PAGES





            1        Name of Reporting Person
                     S.S. or I.R.S. Identification No. of Above Person
                                                                       BENNETT S. LEBOW
--------------------------------------------------------------------------------------------------------------------

            2        Check the Appropriate Box if a Member of a Group*                                (a) [ ]
                                                                                                      (b) [ ]
--------------------------------------------------------------------------------------------------------------------

            3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------

            4        Source of Funds*
--------------------------------------------------------------------------------------------------------------------

            5        Check Box if Disclosure of Legal Proceedings
                     is Required Pursuant to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------------------------------------------


            6        Citizenship or Place of Organization              UNITED STATES
=====================================================================================================================



               Number of          7     Sole Voting Power            1,652,433
--------------------------------------------------------------------------------------------------------------------

                Shares            8     Shared Voting Power              ---
--------------------------------------------------------------------------------------------------------------------

             Beneficially         9     Sole Dispositive Power
             Owned by Each                                           1,652,433
--------------------------------------------------------------------------------------------------------------------
           Reporting Person      10     Shared Dispositive Power         ---
                 With

====================================================================================================================

            11     Aggregate Amount Beneficially Owned by Each Reporting Person        1,652,433
--------------------------------------------------------------------------------------------------------------------

            12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                 [ ]
-------------------------------------------------------------------------------------------------------------------
-
            13     Percent of Class Represented by Amount in Row (11)                24.7%
--------------------------------------------------------------------------------------------------------------------

            14     Type of Reporting Person*                                         IN
====================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 552620 20 5                SCHEDULE 13D              PAGE 3 OF 4 PAGES


PRELIMINARY STATEMENT:

         This Amendment No. 6 supplements the Schedules 13D filed severally by, among others, Bennett S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on April 25, 1994, as previously amended by Consolidated Amendments Nos. 1-2 and Amendments Nos. 3-5 thereto (as amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

         Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of February 27, 1996, the Reporting Person was the beneficial owner of 1,652,433 shares of Common Stock (the "Shares"), which constituted approximately 24.7% of the 6,686,179 shares of Common Stock outstanding as of October 31, 1995 (as reported in MAI's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995).

         (b) The Reporting Person directly exercises voting power and dispositive power over 1,027,401 of the Shares, and indirectly exercises voting power and dispositive power over the remainder of the Shares through LeBow Family Partnership 1993, Ltd., a Florida limited partnership.

         (c) The Reporting Person effected the following transactions in the Common Stock during the past sixty days:


                 Trade Date                Nature of Transaction     Quantity                 Price Per Share ($)
                 ----------                ---------------------     --------                 -------------------
                 01/11/96                  AMEX - Disposition         5,000                           6.87
                 01/11/96                  AMEX - Disposition         5,000                           6.75
                 01/12/96                  AMEX - Disposition         5,000                           6.75
                 01/15/96                  AMEX - Disposition         5,000                           6.75
                 01/15/96                  AMEX - Disposition         5,000                           6.75
                 01/15/96                  AMEX - Disposition         5,000                           6.75
                 01/16/96                  AMEX - Disposition         5,000                           6.75
                 01/16/96                  AMEX - Disposition        10,000                           6.75
                 02/12/96                  AMEX - Disposition         6,000                           6.50
                 02/13/96                  AMEX - Disposition        10,000                           6.50
                 02/14/96                  AMEX - Disposition         5,000                           7.12
                 02/14/96                  AMEX - Disposition         5,000                           7.37
                 02/14/96                  AMEX - Disposition         5,000                           7.00
                 02/14/96                  AMEX - Disposition         2,800                           7.12
                 02/14/96                  AMEX - Disposition           500                           7.12
                 02/14/96                  AMEX - Disposition           400                           7.37
                 02/15/96                  AMEX - Disposition         5,000                           7.12
                 02/16/96                  AMEX - Disposition         4,300                           7.37
                 02/22/96                  AMEX - Disposition       250,100                           6.75
                 02/22/96                  AMEX - Disposition         2,500                           6.87

CUSIP NO. 552620 20 5                 SCHEDULE 13D             PAGE 4 OF 4 PAGES


         Item 6 is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 As of February 27, 1996, the Reporting Person has pledged, among other securities, approximately 1,027,401 of the Shares to U.S. Clearing Corp. as security for a margin loan in the amount of approximately $8.6 million.

SIGNATURE

         After reasonably inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1996.


                                        BENNETT S. LEBOW


                                        By: /s/Bennett S. LeBow
                                            ----------------------------------
                                            Bennett S. LeBow